Osprey Technology Acquisition Corp. II

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

March 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE: Osprey Technology Acquisition Corp. II

Request to Withdraw Registration Statement on Form S-1

File No. 333-254254

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Osprey Technology Acquisition Corp. II, a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-254254) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 15, 2021.

The Company is seeking withdrawal of the Registration Statement because the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the Company’s counsel Ledgewood, PC, at (215) 731-9450, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Osprey Technology Acquisition Corp. II

By:	/s/ Jeffrey F. Brotman
Name:	Jeffrey F. Brotman
Title:	Chief Financial Officer, Chief Legal Officer and Secretary